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Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.     Name and Address of Company

        The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.     Date of Material Change

        The material change occurred on May 10, 2007.

3.     Press Release

        On Thursday, May 10, 2007 at approximately 3:30 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks. A copy of the press release is attached.

4.     Summary of Material Change

        On May 10, 2007, the Corporation and Basic Element Company ("Basic Element") announced a major strategic investment in the Corporation by Open Joint Stock Company Russian Machines ("RM"), a wholly owned subsidiary of Basic Element. Under the terms of a transaction agreement (the "Transaction Agreement") entered into by the Corporation, the Stronach Trust (the Corporation's controlling shareholder), 445327 Ontario Limited ("445"), RM, Veleron Holding B.V. i.o. ("RM Sub") and certain principals who are also members of the Corporation's executive management (the "Principals", as further defined below), RM would invest approximately US$1.54 billion to indirectly acquire 20,000,000 Class A Subordinate Voting Shares of the Corporation from treasury. A new Canadian holding company, Newco, would hold the respective holdings in the Corporation of the Stronach Trust and RM as well as a portion of the holdings held by the Principals. The Corporation would continue to be a Canadian-based company whose shares are listed on The Toronto Stock Exchange and The New York Stock Exchange.

5.     Full Description of Material Change

  Description of Transaction and Material Terms

        On May 10, 2007, the Corporation and Basic Element announced a major strategic investment in the Corporation by RM, a wholly owned subsidiary of Basic Element. Under the terms of the Transaction Agreement entered into by the Corporation, the Stronach Trust, 445, RM, RM Sub and the Principals, RM would invest approximately US$1.54 billion to indirectly acquire 20 million Class A Subordinate Voting Shares of the Corporation from treasury. Newco would hold the respective holdings in the Corporation of the Stronach Trust and RM as well as a portion of the holdings held by the Principals who are also members of the Corporation's executive management. The Corporation would continue to be a Canadian-based company whose shares are listed on The Toronto Stock Exchange and The New York Stock Exchange.

        The transactions contemplated by the Transaction Agreement would be effected by way of a court approved plan of arrangement (the "Plan of Arrangement") under the laws of Ontario, Canada and is subject to court and regulatory approvals and, subject to court approval, the following shareholder approvals:

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  two-thirds of the votes cast by holders of the Class A Subordinate Voting Shares and Class B Shares represented at a shareholders meeting to be convened by the Corporation, voting together;

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  two-thirds of the votes cast by the holders of the Class B Shares represented at such shareholders meeting, voting separately as a class;

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  a majority of the votes cast by holders of the Class A Subordinate Voting Shares and Class B Shares represented at such shareholders meeting, excluding shares held by 445, the Principals and any other "insiders," (as defined in the TSX Company Manual), voting together;

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  a majority of votes cast by holders of the Class A Subordinate Voting Shares represented at such shareholders meeting, excluding shares held by such "insiders," voting separately as a class; and

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  with respect only to the redemption and modification of the Class B Shares described below, a majority of the votes cast by holders of the Class B Shares represented at such shareholders meeting, excluding shares held by 445, the Principals, and certain other parties deemed to be "interested" shareholders under applicable Canadian securities law, voting separately as a class.

        Completion of the transaction is also subject to finalizing definitive documentation and customary closing conditions. The Transaction Agreement may be terminated under certain circumstances before the effectiveness of the Plan of Arrangement, including (i) by mutual agreement of the Corporation, RM and 445, (ii) by the Corporation on five days' notice or by either RM or 445 if the Corporation's board of directors fails to recommend, recommends against or withdraws, modifies or changes its approval or recommendation of the Plan of Arrangement in a manner adverse to RM, (iii) by the Corporation, 445 or RM if the Certificate of Arrangement has not been issued on or before October 31, 2007 or such later date as may be mutually agreed from time to time, or (iv) by RM if the Corporation enters into certain transactions outside the ordinary course of business.

        Pursuant to the Transaction Agreement, 445 would, among other things, incorporate a new wholly-owned subsidiary ("446"), which would, in turn, incorporate Newco as a wholly-owned subsidiary. Pursuant to the Plan of Arrangement, 445 would transfer the 726,829 Class B Shares currently held by it to 446, which would in turn transfer such Class B Shares to Newco in return for 420 Class B shares of Newco that would carry an approximately 53% voting interest and 42% dividend entitlement. The remainder of the share capital of Newco would be divided such that (x) RM Sub would hold 420 Class C shares of Newco that would carry an approximately 36% voting interest and 42% dividend entitlement and (y) Donald J. Walker and Siegfried Wolf, who are the co-chief executive officers of the Corporation, and Vincent Galifi, Peter Koob and Jeffrey O. Palmer, who are current members of the Corporation management (collectively, the Principals), would hold in the aggregate, indirectly, 130 Class A shares and 30 Class D non-voting shares of Newco that would represent in the aggregate an approximately 11% voting interest (shared equally as between Donald J. Walker and Siegfried Wolf only) and approximately a 16% dividend entitlement in Newco. RM Sub's interest in Newco would be issued in consideration for US$76,830,000, constituting 5% of the "RM Investment Amount" (being US$1,536,600,000) and the interest of the Principals in Newco would be issued in exchange for the transfer by the Principals to Newco of 605,000 Class A Subordinate Voting Shares currently held by them.

        Further to the Plan of Arrangement, Newco would subscribe for 1,000,000 preferred shares of a new wholly-owned subsidiary ("Newco II") for cash equal to 5% of the RM Investment Amount. Newco would also own 100 voting shares of Newco II. RM Sub would subscribe for 100 non-voting common shares of Newco II and loan to Newco II an amount equal to the Canadian dollar equivalent of US$1,459,770,000, being 95% of the RM Investment Amount (the "Newco II Loan"). Newco II would subscribe for 20,000,000 Class A Subordinate Voting Shares at a price equal to the RM Investment Amount using the proceeds of the Newco II Loan and the Newco II subscription amount contributed to Newco.

        As a result of the transactions contemplated by the Transaction Agreement, Newco and Newco II would hold 20,605,000 Class A Subordinate Voting Shares and 726,829 Class B Shares, collectively representing approximately 56.9% of the total voting power of the Class A Subordinate Voting Shares and Class B Shares. If approved by the minority Class B shareholders pursuant to a special vote of the Class B Shareholders pursuant to the Plan of Arrangement: (i) the Corporation would acquire for cancellation all of the outstanding Class B Shares other than those held by Newco for C$114.00 in cash per Class B Share; and (ii) the number of votes per share attached to the Class B Shares would be reduced to 300 votes per Class B Share. As a consequence, Newco and Newco II would control Class A Subordinate Voting Shares and Class B Shares collectively representing approximately 68.8% of the total voting power of the Class A Subordinate Voting Shares and Class B Shares. The purpose of the reduction of the votes attached to the Class B Shares is to achieve a result whereby the Class B Shares held by Newco represent approximately the same percentage of the total votes carried by all the outstanding Class A Subordinate Voting Shares and Class B Shares (on a fully-diluted basis) as were carried by the Class B Shares controlled or directed by 445 and Frank Stronach, excluding the shares held by the Corporation's Canadian and U.S. deferred profit sharing plans, prior to the transactions contemplated by the Transaction Agreement.

        The 20,000,000 Class A Subordinate Voting Shares held by Newco II would be pledged by Newco II as security for the Newco II Loan.RM Sub is permitted to pledge some or all of the Newco and Newco II shares held by it, as well as the Newco II Loan and the 20,000,000 Class A Subordinate Voting Shares pledged to RM Sub as security for the Newco II Loan, to the person or persons providing financing to RM or RM Sub in respect of the RM Investment Amount.

        As a result of the transactions contemplated by the Transaction Agreement, the shareholders of Newco would share (pro rata to their respective equity interests) in any dividends received on the Class A Subordinate Voting Shares and the Class B Shares held by Newco and Newco II. Under the terms of the Transaction Agreement, at any time after the second anniversary of the effective date of the Plan of Arrangement, RM Sub would have the right to sell its Newco shares and any Newco II shares it holds to Newco or its designee (the "RM Exit Right") for a purchase price that would result in RM Sub receiving (a) the pre-tax value to Newco II of 20,000,000 Class A Subordinate Voting Shares up to the RM Investment Amount plus (b) 50% of the amount, if any, by which the pre-tax value to Newco and Newco II of 20,000,000 Class A Subordinate Voting Shares exceeds the RM Investment Amount less (c) 25% of the tax incurred by Newco and Newco II in connection with such buyback. In addition, at any time after the third anniversary of the effective date of the Plan of Arrangement, 446 would have the right to require RM Sub to sell its Newco shares and any Newco II shares it holds to Newco or its designee (the "446 Exit Right") for a purchase price that would result in RM Sub receiving (x) the pre-tax value to Newco and Newco II of 20,000,000 Class A Subordinate Voting Shares up to the RM Investment Amount plus (y) the amount, if any, by which the pre-tax value to Newco and Newco II of 20,000,000 Class A Subordinate Voting Shares exceeds the RM Investment Amount less (z) any tax incurred by Newco and Newco II in connection with such buyback.

        The sale of RM Sub's Newco II shares and the Newco II loan in connection with the RM Exit Right or the 446 Exit Right will be effected, if possible, by way of RM Sub converting the Newco II Loan to Newco II shares and then Newco and RM Sub exchanging all their Newco II shares for Magna Class A Subordinate Voting Shares (the "Tuck-In Transaction"). If this cannot be done or RM Sub and 446 otherwise agree, then RM Sub and 446 will use reasonable efforts to identify an alternative structure which minimizes to the greatest extent reasonably possible the tax to Newco and Newco II in connection with any such buyback while preserving the economic substance of the other provisions of the agreements among the Newco shareholders.

        If a Tuck-In Transaction is completed, the Magna Class A Subordinate Voting Shares received by RM Sub will satisfy the portion of the purchase price attributable to RM Sub's Newco II shares and the Newco II Loan. For the balance of the purchase price, at RM Sub's election, Newco or its designee will satisfy the consideration in cash or in Magna Class A Subordinate Voting Shares. If a Tuck-In Transaction is not completed, then, at RM Sub's election, Newco or its designee will satisfy the consideration in cash or Magna Class A Subordinate Voting Shares.

        In connection with the transactions contemplated by the Transaction Agreement, RM Sub entered into an agreement (the "European Transaction Agreement") whereby, on the effective date of the Plan of Arrangement, it would invest a net amount of US$150 million for a 50% interest in Stronach & Co. ("S&Co."), a European company that provides the consulting services of Mr. Frank Stronach in relation to the Corporation's business outside Canada and Austria. As a result of this investment, RM would be entitled to a 50% share of consulting fees paid by the Corporation and its affiliates to S&Co. and its affiliates under the existing arrangements. The completion of the transactions contemplated by the European Transaction Agreement is conditional upon the effectiveness of the Plan of Arrangement.

  Newco Governance

        Under the Transaction Agreement, 446, RM Sub, Newco and Newco II would enter into certain agreements governing their relationship with respect to Newco and Newco II and providing for the RM Exit Right, the 446 Exit Right and certain other matters. The terms of such agreements would specify, among other things, the following:

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  the board of directors of Newco would consist of 6 directors: 2 nominees of 446 (including the Chair), 2 nominees of RM Sub and each of the co-chief executive officers of the Corporation (being nominees of the Principals), provided that (i) if either of the co-chief executive officers ceases to serve as a Newco director, unless 446 and RM Sub otherwise agree, neither of the co-chief executive officers would be entitled to remain a director of Newco and the Principals would no longer be entitled to Newco Board representation and (ii) if either of the co-chief executive officers resigns as an executive officer of the Corporation, unless 446 and RM Sub otherwise agree, such co-chief executive officer would be entitled to continue to serve as a director of Newco;

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  each of 446 and RM Sub would have veto rights over all actions taken by Newco and Newco II, other than voting in respect of the election or removal of directors of the Corporation or Newco II (in accordance with the terms set out below);

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  446 and RM Sub would cause the Class A Subordinate Voting Shares and Class B Shares held by Newco and Newco II to be voted to effect the following in respect of the Corporation:

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  the Corporation's board would consist of 14 directors: 6 nominees of 446 (including the Chair), 6 nominees of RM Sub and 2 nominees of the Principals (both co-chief executive officers of the Corporation);

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  at least 4 nominees of each of 446 and RM Sub must meet the independence requirements of applicable securities laws and stock exchange rules;

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    there would be governance guidelines that would provide that: (i) directors shall declare their interest and abstain from voting on all matters where there is an actual or perceived conflict, including, in the case of Principals who are directors, the appointment of members to Board committees or on any matter where 446 or RM Sub have declared a conflict; and (ii) any material transaction out of the ordinary course of business shall require the support of two-thirds of the Corporation's directors, where a transaction shall be deemed to be material if the transaction exceeds certain specified thresholds;

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    without the prior approval of the Newco board of directors, neither RM Sub nor 446 (nor their respective affiliates nor their shareholders) would be permitted to acquire any additional shares of the Corporation, excluding Class A Subordinate Voting Shares which, when added to the Class A Subordinate Voting Shares held or controlled by Newco, Newco II and their shareholders (after giving effect to the exercise of any options held by them), would exceed 20% in aggregate of the Class A Subordinate Voting Shares outstanding; and

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    the board of directors of Newco II would be the same as the board of directors of Newco, unless otherwise agreed to by the Newco board of directors.

  Purpose and Business Reasons for the Transaction

        The investment by RM will accelerate the Corporation's strategic efforts to capitalize on the growth opportunities within the Russian and other automotive markets, and align the interests of RM and the Stronach Trust with respect to Magna. Basic Element is one of the largest, privately held industrial conglomerates in Russia, and is beneficially held by Oleg Deripaska. RM holds an interest in GAZ Group which is Russia's second-largest automotive company. This strategic investment is expected to expand the Corporation's growth potential and create value for shareholders.

        The Russian automotive market is among the fastest growing in the world. A number of the world's leading automakers are expanding in Russia, where the local automotive supply base is still under development. The local automakers in Russia, which hold significant shares of their home market, operate vertically integrated manufacturing operations, an approach they are eager to streamline. Rising income per capita and a low level of car ownership per capita also make Russia an attractive market for Magna. More than 2 million cars were sold in Russia in 2006, a 20 percent increase compared to the previous year.

        Pursuant to the terms of the Transaction Agreement, RM will assist and support the Corporation with identifying, developing and implementing strategic opportunities in the Russian automotive industry.

  Review and Approval Process by the Board and Special Committee

        The Transaction Agreement was approved by the Corporation's board of directors after receiving the unanimous recommendation of a Special Committee of independent directors of the Corporation comprised of Messrs. Michael D. Harris, who acted as Chairman, Klaus Mangold, Donald Resnick, Franz Vranitzky, and Lawrence D. Worrall. The Special Committee retained Fasken Martineau DuMoulin LLP to act as its independent legal advisor and CIBC World Markets Inc. to act as its independent financial advisor.

  Substantial Issuer Bid

        Conditional upon completion of the transaction and implementation of the Plan of Arrangement and subject to regulatory approval, Magna intends to conduct a substantial issuer bid to repurchase up to 20 million outstanding Class A Subordinate Voting Shares.

6.     Reliance on Section 7.1(2) or (3) of NI 51-102

        This report is not being filed on a confidential basis.

7.     Omitted Information

        Not applicable.

8.     Executive Officer

        For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.

        DATED at Aurora, Ontario the 17th day of May, 2007.

[BASIC ELEMENT LOGO]
Magna International Inc.	Basic Element
337 Magna Drive	30 Rochdelskaya Street
Aurora, Ontario L4G 7K1	Moscow 123022 Russia
Tel (905) 726-2462	Tel +7-495-720-5028
Fax (905) 726-7164	Fax +7-495-720-5168

JOINT PRESS RELEASE

MAGNA AND BASIC ELEMENT ANNOUNCE STRATEGIC INVESTMENT

May 10, 2007, Aurora, Ontario, Canada and Moscow, Russia — Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA) and Basic Element today announced a major strategic investment in Magna by Russian Machines, a wholly owned subsidiary of Basic Element. This investment will accelerate Magna's strategic efforts to capitalize on the growth opportunities within the Russian and other automotive markets, and align the interests of Russian Machines and the Stronach Trust, Magna's controlling shareholder, with respect to Magna. Basic Element is one of the largest, privately held industrial conglomerates in Russia, and is beneficially held by Oleg Deripaska. Russian Machines holds an interest in Gaz Group which is Russia's second-largest automotive company. This strategic investment is expected to expand Magna's growth potential and create value for shareholders.

The Russian automotive market is among the fastest growing in the world. A number of the world's leading automakers are expanding in Russia, where the local automotive supply base is still under development. The local automakers in Russia, which hold significant shares of their home market, operate vertically integrated manufacturing operations, an approach they are eager to streamline. Rising income per capita and a low level of car ownership per capita also make Russia an attractive market for Magna. More than 2 million cars were sold in Russia in 2006, a 20 percent increase compared to the previous year.

Frank Stronach, Magna's Chairman commented: "This proposed alliance with Basic Element and its respected founder and Chairman, Oleg Deripaska, is an exciting opportunity for Magna. Our partnership will accelerate Magna's growth in Russia and surrounding countries, markets that we see as holding significant opportunities for us. In addition, the culture, business philosophies and operating principles that have been the cornerstone of Magna's success for more than 50 years, including employee profit sharing reflected in our Corporate Constitution and the Employee Charter principles, will be preserved and will continue to be our strength going forward."

"We are always pursuing ways to advance our leading position within the Russian automotive sector," said Oleg Deripaska, Chairman of the Supervisory Board of Basic Element and Chairman of the Board of Directors of Russian Machines. "Our partnership with Magna gives us unique competitive advantages and significant growth potential within domestic and neighbouring markets. I have always admired Magna's technological strengths, its know-how and the talent and professionalism of its people. We have already had excellent cooperation in our projects in Russia, and also believe that Magna, as a truly global company, will help us achieve our international goals."

Proposed Transaction

Under the terms of the transaction agreement entered into by Magna, the Stronach Trust and Russian Machines, Russian Machines would invest approximately US$1.54 billion to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury. A new Canadian holding company ("Newco"), would hold the respective holdings in Magna of the Stronach Trust, Russian Machines, and certain principals who are also members of Magna's executive management. Magna would continue to be a Canadian-based company whose shares are listed on the Toronto and New York Stock Exchanges.

Subject to acceptance and approval by the Toronto Stock Exchange, the 20 million Class A Subordinate Voting Shares of Magna would be issued for US$76.83 per share, representing the volume-weighted average closing price of Magna's Class A Subordinate Voting Shares on the New York Stock Exchange over the 20 trading days ended April 20, 2007, the last trading day prior to the receipt of the proposal letter from Russian Machines.

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Following completion of the transaction, each of the Stronach Trust and Russian Machines will be entitled to nominate six Board members including at least four independent directors. Magna's Co-CEO's will also be nominated to serve as directors on the 14 member Board.

In addition, under the terms of the proposed transaction:

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  Subject to the approval of a "majority of the minority" of the holders of Class B Shares, Magna would repurchase all Class B shares not held by the Stronach Trust for cash consideration of Cdn$114.00, representing a premium of approximately 30% over the volume-weighted average closing price of Magna's Class A Subordinate Voting Shares on the Toronto Stock Exchange over the 20 trading days ended April 20, 2007. The effective cost to Magna of the repurchase is approximately Cdn$24.8 million. Concurrent with the repurchase of such Class B shares of Magna, the voting power of each remaining Class B share would be reduced to 300 votes per share, in order to maintain approximately the same level of control of Magna that is currently exercised by Frank Stronach and the Stronach Trust,

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  Russian Machines would commit to use commercially reasonable efforts to assist and support Magna in identifying, developing and implementing opportunities in the Russian and other automotive markets, and

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  Russian Machines would invest a net amount of $150 million for a 50% interest in a European company that provides the consulting services of Mr. Stronach in relation to Magna's business outside Canada and Austria. As a result of this investment, Russian Machines would be entitled to a 50% share of consulting fees paid by Magna and its affiliates to Stronach & Co. and its affiliates under the existing arrangements.

The transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to court, regulatory and shareholder approvals, including "majority of the minority" approval of the holders of the Class A Subordinate Voting Shares, voting as a separate class. Completion of the proposed transaction is also subject to finalizing definitive documentation, including a shareholders' agreement in respect of Newco, and customary closing conditions.

The transaction agreement was approved by the Magna board of directors after receiving the unanimous recommendation of a Special Committee of independent directors of Magna comprised of Messrs. Michael D. Harris, who acted as Chairman, Klaus Mangold, Donald Resnick, Franz Vranitzky, and Lawrence D. Worrall. The Special Committee retained Fasken Martineau to act as its independent legal advisor and CIBC World Markets to act as its independent financial advisor.

Details of the proposed transaction will be set out in the proxy solicitation materials that will be mailed to shareholders of Magna in due course in connection with a special meeting of shareholders to be called to consider the transaction. It is anticipated that the special meeting of shareholders would be held in the third quarter of 2007.

Substantial Issuer Bid

Conditional upon the completion of the transaction and subject to regulatory approval, Magna intends to conduct a substantial issuer bid to repurchase up to 20 million outstanding Class A Subordinate Voting Shares. Additional information concerning this potential substantial issuer bid is provided later in this Joint Press Release.

CONTACTS:

For Magna:

Vincent J. Galifi, Executive Vice-President and Chief Financial Officer
(905) 726-7100

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For Basic Element and Russian Machines:

Joele Frank/Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
ebrielmann@joelefrank.com

Ian Blair
Hill & Knowlton Canada
(416) 454-6262
Ian.blair@hillandknowlton.ca

Basic Element Press Office
Tel.: +7 - 495 - 720 50 28

About Magna

Magna is the most diversified automotive supplier in the world. Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Magna's capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

Magna has approximately 83,000 employees in 235 manufacturing operations and 62 product development and engineering centres in 23 countries.

About Basic Element

Basic Element is a diversified holding company founded in 1997 (known as Sibirsky Aluminium until 2001) with assets in Russia and abroad. Basic Element's core assets are in 6 sectors — Energy, Machinery, Resources, Financial Services, Construction and Development. The consolidated revenues of the Group's enterprises in 2006 amounted to over $18 billion. The Group employs 240,000 people. Enterprises of the Basic Element Group are located in Russia and in countries of the CIS, Europe, Africa, Latin America, as well as in Australia.

About Russian Machines

Russian Machines is a diversified holding company in the machinery building industry with origins and strength in Russia that is rapidly becoming a truly global player. Russian Machines represents the Machinery Sector of the diversified holding company Basic Element, and includes automobile manufacturer GAZ Group, airplane manufacturer Aviacor, and train car manufacturer Abakanvagonmash. The 2006 estimated consolidated revenues of Russian Machines were approximately US$5 billion. Russian Machines' subsidiaries currently employ approximately 130,000 people and have a unique role in helping to raise the profile of Russia's machinery-building industry and fostering its integration into the global marketplace. GAZ Group is Russia's second-largest automotive company with significant operations, including the manufacturing of vans, trucks, buses, construction equipment and cars and is the fourth largest buses and seventh-largest light commercial vehicle manufacturer worldwide.

Magna will hold a conference call for interested analysts and shareholders to discuss the proposed transaction this morning at 8:30a.m. EDT. The conference call will be co-chaired by Don Walker and Siegfried Wolf, Magna's co-Chief Executive Officers. The number to use for this call is 1-888-565-3922. The number for overseas callers is 1-706-679-9940. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on Magna's website prior to the call. Both the webcast and the slide presentation can be found in the Investors section of Magna's website under Calendar of Events & Presentations.

For further information, please contact Louis Tonelli, Magna's Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please call 905-726-7103.

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ABOUT ANY TENDER OFFER FOR CLASS A SUBORDINATE VOTING SHARES

If Magna proceeds with the substantial issuer bid (referred to as an issuer tender offer in the United States), shareholders are strongly encouraged to carefully read all offer documents if and when these become available because they would contain important information about the offer. The Magna Board of Directors has not yet approved any tender offer. This Press Release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any shares of Magna's Class A Subordinate Voting Shares. Solicitation of offers to purchase Magna's Class A Subordinate Voting Shares would only be made pursuant to offer documents that Magna would distribute to its shareholders after filing such offer documents with the applicable securities regulatory authorities.

Any tender offer documents required to be filed in the United States, including Schedule TO and related exhibits, along with all other documents that Magna would be required to file with the Securities and Exchange Commission, would be available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling J. Brian Colburn, Magna's Executive Vice-President and Secretary, at 905-726-2462. In addition, such documents would be delivered without charge to all holders of Class A Subordinate Voting Shares.

MAGNA'S FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Magna uses words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, execution of definitive agreements, regulatory, court and shareholder approvals and satisfaction of closing conditions, as well as the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal of Magna's customers of any material contracts; Magna's ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; Magna's ability to offset price concessions demanded by its customers; Magna's dependence on outsourcing by its customers; Magna's ability to compete with suppliers with operations in low cost countries; changes in Magna's mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as its ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of Magna's suppliers and customers; the inability of Magna's customers to meet their financial obligations to it; Magna's ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of Magna's insurance coverage; expenses related to the restructuring and rationalization of some of its operations; impairment charges; Magna's ability to successfully identify, complete and integrate acquisitions, potentially including a transaction involving the Chrysler Group; risks associated with new program launches; legal claims against Magna; risks of conducting business in foreign countries; unionization activities at Magna's facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving Magna's controlling shareholder, the Stronach Trust; and other factors set out in Magna's Annual Information Form filed with securities commissions in Canada and its annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, Magna does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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QuickLinks

  Exhibit 99.1
JOINT PRESS RELEASE
MAGNA AND BASIC ELEMENT ANNOUNCE STRATEGIC INVESTMENT